Exhibit 99.1

News Release

Members of the Power Workers’ Union ratify two-year collective agreement with Hydro One

Toronto, June 27, 2018 – Hydro One Inc. and the Power Workers’ Union (“PWU”) are pleased to announce that union members voted 87 per cent in favour of a two-year collective agreement.

“This agreement recognizes the important contributions our employees make in providing safe, reliable power and exceptional customer service while delivering value to our customers and shareholders,” said Mayo Schmidt, President and CEO, Hydro One. “Hydro One is committed to building relationships with union leadership and I want to thank our respective negotiations teams for their hard work and collaboration over the last several months. This successful partnership and the hard work of our employees have contributed to Hydro One’s record storm restoration times and the highest customer satisfaction in four years.”

“The Power Workers’ Union prides itself on working with employers to provide job security for our membership as well as delivering improvements and stability over the course of the Collective Agreement,” said Mel Hyatt, President of the PWU. “I am very pleased that our membership voted in favour of this agreement.”

The collective agreement between Hydro One Inc. and the PWU covers approximately 4,000 employees in critical front line roles in the company’s operations in Ontario.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve and has been rated as the top utility in Canada for its corporate citizenship, sustainability and diversity initiatives. We are one of only five utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

About the Power Workers’ Union:

The Power Workers’ Union (PWU) has been representing the highly skilled people who work in Ontario’s electricity sector since 1945. Presently representing about 16,000 members, the PWU has worked hard to build its reputation in Ontario as a credible source of knowledge for its members, and in advocating for better energy choices for all Ontarians. Learn more at www.pwu.ca and follow us on Facebook, Twitter, Instagram and YouTube.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.